                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of frequently asked questions and answers regarding the HP special meeting for the Compaq merger. This series of FAQs is posted on HP's external web site, www.VotetheHPway.com.


VOTING QUESTIONS

Q: WHO IS ELIGIBLE TO VOTE?

A: If you were an HP shareowner as of the close of business on January 28, 2002 (we refer to January 28, 2002 as the "record date"), you should have already received a joint proxy statement/prospectus containing important information about the merger and the special meeting of each of HP and Compaq, as well as a copy of the merger agreement. You should also have received WHITE voting materials for the HP special meeting which allow you to vote your shares of HP common stock without attending the HP special meeting.

If you purchased shares of HP common stock after January 28, 2002, those shares are not eligible in this vote.

Q: ARE PROXY CARDS BEING SENT TO OVERSEAS SHAREOWNERS?

A: Yes. Proxy materials are being sent to every individual and institution that owned HP common stock as of January 28, 2002.

Q: WHAT DO I DO IF I HAVEN'T YET RECEIVED MY PROXY AND VOTING INFORMATION IN THE MAIL?

A: If you have not received your proxy materials, please call or e-mail
Innisfree:

toll-free: 1-877-750-5836
international: 212-785-8194
banks and brokers: 212-750-5833
email: info@innisfreema.com

You may also download a copy of the joint proxy statement/prospectus at www.VotetheHPway.com or obtain a copy of HP's registration statement on Form S-4 filed on February 5, 2002, which contains the joint proxy statement/prospectus, free of charge at www.sec.gov. However, you will need to contact Innisfree at the phone numbers or email address above to obtain a proxy card or voting instruction card.

Q: WHERE DO I MAIL MY PROXY CARD IF I'VE LOST MY RETURN ENVELOPE?

A: Please mail your WHITE proxy card or voting instruction card to the following address:

Hewlett-Packard Company
c/o Innisfree M&A Incorporated
P.O Box 5143
FDR Station
New York, New York  10150-5143

Q: BY WHEN DO I HAVE TO MAIL IN MY WHITE PROXY CARDS OR VOTING INSTRUCTION
CARDS?

A: Your WHITE proxy cards or voting instruction cards must be received on or before March 19, 2002.

WHITE proxy cards or voting instruction cards that are received after March 19, 2002 will not count in the vote.

In order to ensure that your votes are received in time, please refer to the latest instructions provided in your most recent proxy mailing from HP.

Q: WHO DO I CALL IF I HAVE QUESTIONS ABOUT THE MATERIALS I RECEIVED IN THE MAIL?

A: If you have questions about your proxy materials or need more information please call or e-mail Innisfree:

toll-free: 1-877-750-5836
international: 212-785-8194
banks and brokers: 212-750-5833
email: info@innisfreema.com

Q: WHAT IS THE HELOISE MERGER CORPORATION AND WHY DOES THAT NAME APPEAR ON MY PROXY CARD OR VOTING INSTRUCTION CARD?

A: Heloise Merger Corporation is a newly-formed, wholly-owned subsidiary of HP. HP formed Heloise Merger Corporation solely to effect the merger. Heloise Merger Corporation has not conducted and will not conduct any business during any period of its existence.

Q: WHAT IS THE SIGNIFICANCE OF WHETHER I HOLD MY SHARES AS A RECORD HOLDER OR IN STREET NAME?

A: HP shareowners are being asked to vote both shares held directly in their name as shareowners of record and any shares they may hold in street name as beneficial owners. Shares held in street name are shares held in a stock brokerage account or shares held by a bank or other nominee.

The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

If HP shareowners of record do not include instructions on how to vote their properly signed WHITE proxy cards for the HP special meeting, their shares will be voted FOR the proposal to approve the issuance of shares of HP common stock in connection with the merger, and in the discretion of the proxy holders on any other business that may properly come before the HP special meeting or any adjournment or postponement thereof.

If HP shareowners holding shares of HP common stock in street name do not provide voting instructions, their shares will not be considered to be votes cast on the proposal.

Shareowners of record of HP common stock may also vote in person at the HP special meeting by submitting their proxy cards or by filling out a ballot at the special meeting.

If shares of HP common stock are held by HP shareowners in street name, those HP shareowners may not vote their shares in person at the HP special meeting unless they bring a signed proxy from the record holder giving them the right to vote their shares and fill out a ballot at the special meeting.

Q: WHY ARE THE ADDRESSES DIFFERENT ON THE RETURN ENVELOPES I AM RECEIVING.

A: There can be different addresses on the various return envelopes you receive if you hold stock in more than one account. As an example, if you hold your HP shares in a stock brokerage account or if a bank or nominee holds your shares, your envelope will have your brokerage's or bank's or nominee's address as the return address. Another example is if your stock is held with Computershare -- the return address will be Hewlett-Packard Company, care of Georgeson Shareholder or Innisfree M&A Incorporated.

Please complete, date and sign all WHITE proxy cards and voting instruction cards and return them as per the latest instructions in your most recent proxy mailing from HP.

Q: WHAT SHOULD I DO WHEN I RECEIVE MY HP PROXY MATERIALS?

A: Please review the joint proxy statement/prospectus carefully and sign, date and return each WHITE proxy card and voting instruction card you receive for the HP special meeting as soon as possible.

Q: HOW DOES THE BOARD OF DIRECTORS OF HP RECOMMEND THAT I VOTE?

A: The HP board of directors recommends that you vote FOR the proposal to approve the issuance of shares of HP common stock in connection with the merger.

Q: AS AN HP SHAREOWNER, WHAT IS THE PROCESS I SHOULD FOLLOW TO CAST MY VOTE?

A: You have two options:

1. You may vote by proxy by returning your WHITE proxy cards or voting instruction cards as per the latest instructions in your most recent proxy mailing from HP.

2. If you are a shareowner of record, you may also vote in person at the HP special meeting. If you hold shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in street name), you may not vote in person at the HP special meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. You will also need to present photo identification and comply with the other admission procedures described below (See "When and where is the HP special meeting?" and "How can I attend the HP special meeting?").

Q: WHY WOULD I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS FROM HP AND WHAT SHOULD I DO WITH THEM?

A: You may receive more than one set of voting materials, including multiple copies of the joint proxy statement/prospectus and multiple WHITE proxy cards or voting instruction cards from HP for any of the following reasons:

1) You hold your HP shares in more than one brokerage account,
2) You hold HP shares in more than one name,
3) You hold HP shares through HP's TAXCAP or Stock Ownership Plan in addition to other holdings.

IN ORDER FOR YOUR TOTAL SHARE OWNERSHIP TO COUNT IN THIS VOTE, PLEASE COMPLETE, SIGN, DATE AND RETURN EACH WHITE PROXY CARD AND VOTING INSTRUCTION CARD THAT YOU RECEIVE FROM HP.

4) You are a shareowner of both HP and Compaq.

The proxy cards or voting instruction cards from HP and Compaq are both WHITE. If you are a shareowner of both HP and Compaq, please note that the merger votes for HP and Compaq are separate events. A vote for the issuance of shares in connection with the merger for the HP special meeting (i.e. a FOR vote) will not constitute a vote for the proposal to approve and adopt the merger agreement and approve the merger for the Compaq special meeting (i.e. a FOR vote), and vice versa.

Please complete, sign, date and return each WHITE proxy card and voting instruction card that you receive from HP and Compaq in order for your full number of shares to be counted in both the HP merger vote and the Compaq merger vote.

Q: IF I SIGN A PROXY CARD FROM HP AND A VOTING INSTRUCTION CARD FROM MY BROKER OR NOMINEE DO THEY CANCEL EACH OTHER OUT?

A: No. If you have received WHITE proxy cards from HP and WHITE voting instruction cards from your broker or nominee, it means you hold HP shares in two separate accounts. In order to vote your total shares, please complete, date and sign both the WHITE proxy cards from HP and the WHITE voting instruction cards from your broker or nominee and return them as soon as possible.

Q: WHAT HAPPENS IF I DON'T VOTE -- ARE MY SHARES COUNTED AS AN ABSTENTION OR DOES THE BOARD OF DIRECTORS VOTE THEM?

A: If you do not vote, your shares are not counted as an abstention or as a vote FOR or against the proposal. Your shares can only be counted as an abstension if you mark the "abstain" box on your proxy card or voting instruction card and that card is received on or before March 19, 2002. No one will vote your shares on your behalf unless you return a properly signed proxy card or voting instruction card.

If HP shareowners of record (record holders) return but do not include instructions on how to vote their properly signed WHITE proxy cards for the HP special meeting, their shares will be voted FOR the proposal to approve the issuance of shares of HP common stock in connection with the merger, and in the discretion of the proxy holders on any other business that may properly come before the HP special meeting or any adjournment or postponement thereof.

If HP shareowners holding shares of HP common stock in street name do not provide voting instructions, their shares will not be considered to be votes cast on the proposal and will not be voted FOR or against the proposal

Q: IS ABSTAIN THE SAME AS A NO VOTE?

A: An "abstain" vote indicates that you do not wish to take a position on the proposal on the proxy card or voting instruction card. A vote to abstain is not counted as a vote FOR or against the proposal to issue shares of HP common stock to Compaq shareowners in connection with the merger.

Q: WILL MY VOTE BE KEPT CONFIDENTIAL?

A: It is HP's policy that proxy instructions, ballots and voting tabulations that identify individual HP shareowners are handled in a manner that protects voting privacy. HP shareowner votes will not be disclosed within HP or to Compaq or third parties, except (1) as necessary to meet applicable legal requirements,
(2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation. Occasionally, HP shareowners provide written comments on their proxy cards, which are then forwarded to HP management.

Q: WHO WILL COUNT THE VOTES FOR THE HP SPECIAL MEETING?

A: HP has retained an independent third party to act as Inspector of Elections and tabulate the votes for the HP special meeting.


EMPLOYEE QUESTIONS

Q: WHAT IF I HOLD MY SHARES IN HP'S TAXCAP PLAN OR AGILENT'S 401(K) PLAN?

A: These shares will generally be treated like street name shares. However, any HP shares held in HP's TAXCAP plan and Agilent Technologies, Inc.'s 401(k) plan, respectively, as to which voting instructions are not provided will be voted in proportion to the way the other participants of HP's TAXCAP plan and Agilent's 401(k) plan, respectively, vote their shares. See also "How can I attend the HP special meeting?"

Q: WILL MY VOTE BE PROVIDED TO MY MANAGER OR OTHERWISE BE A FACTOR IN MY PERFORMANCE EVALUATION?

A: No. Voting information is only available to HP employees who are involved in the proxy solicitation process in accordance with HP's confidential voting policy described above. Your vote will have no bearing on your performance evaluation.

GREEN vs. WHITE PROXY CARDS / VOTING INSTRUCTION CARDS


Q: DOES THE COLOR OF THE PROXY CARD MATTER?

A: WHITE proxy cards and voting instruction cards are being solicited on behalf of the HP Board of Directors in favor of the proposal to approve the issuance of shares of HP common stock in connection with the merger. The HP Board of Directors urges HP shareowners to complete, sign, date and return each WHITE proxy or voting instruction card promptly. The green proxy cards are being sent to HP shareowners by a dissident group soliciting proxies against the proposal. The HP Board of Directors urges HP shareowners to discard any green proxy or voting instruction card sent by the dissident group.

Q: I HAVE RECEIVED A GREEN PROXY OR VOTING INSTRUCTION CARD. SHOULD I SIGN IT AND MAIL IT?

A: No. The HP Board of Directors urges HP shareowners to discard any green proxy or voting instruction cards sent to you by the dissident group that is soliciting proxies against the proposal.

Q: I HAVE ALREADY SUBMITTED A GREEN PROXY CARD OR VOTING INSTRUCTION CARD. MAY I CHANGE MY VOTE?

A: Yes. You may revoke a previously granted green proxy card or voting instruction card at any time prior to the special meeting by:

1. signing and returning a later dated WHITE proxy or voting instruction card for the HP special meeting; or

2. attending the HP special meeting and voting in person.

Only your last submitted proxy card or voting instruction card will be considered. You do not need to contact the dissident group to revoke any previously granted proxy you may have given by returning a green proxy card.

Q: I HAVE SUBMITTED A GREEN CARD AND A WHITE CARD. WHICH VOTE WILL BE COUNTED?

A: If you submit more than one proxy card, your latest-dated proxy card will be counted. Therefore, it is important you complete, sign, date and return a WHITE proxy card after any green proxy or voting instruction card you may have submitted. If you complete, sign, date and return a WHITE proxy or voting instruction card with a later date after you have submitted a green proxy or voting instruction card, the WHITE proxy or voting instruction card will automatically revoke the green proxy or voting instruction card.

Q: DO I HAVE TO MAIL BACK BOTH THE WHITE AND THE GREEN PROXY CARD/VOTING INSTRUCTION CARD?

A: NO. Both the WHITE proxy card or voting instruction card, as provided by HP, and the green proxy cards or voting instruction card, as provided by the dissident group, allow you to declare how you want to vote on the merger.

If you submit both a WHITE proxy card or voting instruction card and a green proxy card or voting instruction card, only your latest-dated card will be counted. For example, if you sign, date and return a WHITE proxy card after you have submitted a green proxy card, the later-dated WHITE proxy card will automatically revoke the green proxy card.

Each WHITE proxy card or voting instruction card urges you to vote FOR a proposal to approve the issuance of shares of HP common stock in connection with the HP/Compaq merger. The dissident group asks you to vote against the proposal using the green proxy card or voting instruction card.

THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU DISCARD ANY GREEN PROXY CARDS OR VOTING INSTRUCTION CARDS. THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND RETURN EACH WHITE PROXY CARD OR VOTING INSTRUCTION CARD TO VOTE FOR THE PROPOSAL NOTED ABOVE.

Q: SHOULD I VOTE "FOR" ON THE WHITE PROXY CARD OR VOTING INSTRUCTION CARD AND "AGAINST" ON THE GREEN PROXY CARD OR VOTING INSTRUCTION CARD?

A: No. By doing so, you will cancel out your vote. The proposal that the HP Board of Directors has put forth on the WHITE proxy cards and voting instruction cards and the proposal that the dissident opposition has put forth on the green proxy cards and voting instruction cards are the same.

The WHITE cards urge you as a shareowner to approve the proposal to issue shares of HP common stock to Compaq shareowners in connection with the merger (a "FOR" vote). The green cards ask you not to approve the proposal (an "against" vote).

THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU DISCARD ANY GREEN PROXY CARDS OR VOTING INSTRUCTION CARDS. THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND RETURN EACH WHITE PROXY CARD OR VOTING INSTRUCTION CARD TO VOTE FOR THE PROPOSAL NOTED ABOVE.

SOLICITATION QUESTIONS

Q: WHY AM I RECEIVING SO MUCH MAIL ABOUT THE HP/COMPAQ MERGER?

A: You are receiving various mailings relating to the merger because HP is engaged in a continuing effort to keep shareholders informed and make sure they understand the true facts about the merger.

Q: WHY AM I BEING CALLED AT HOME?

A: We are contacting every shareowner directly in order to make sure that you have received your proxy materials and to give you the opportunity to ask questions about the voting materials and the vote itself.

Q: WHAT IF I AM CONTACTED BY A THIRD PARTY SEEKING TO INFLUENCE MY VOTE?

A: HP has retained Innisfree M&A Incorporated as its proxy solicitor for the HP special meeting. HP shareowners, including employees, may receive calls from Innisfree regarding their vote for the HP special meeting. HP shareowners, including employees, may also receive calls from the proxy solicitor for the dissident group. Shareowners may, but are not required to, discuss their vote with any proxy solicitor. These calls are confidential and will have no effect on a shareowner-employee's job or performance evaluation.

Q: HOW DID THE DISSIDENT GROUP OBTAIN HP SHAREOWNER ADDRESSES FOR THE PURPOSE OF MAILING ITS PROXY SOLICITATION MATERIALS?

A: Under Delaware law, HP is required to provide a list of its shareowners entitled to vote at the special meeting to the dissident group.

MERGER QUESTIONS

Q: WHEN DO HP AND COMPAQ EXPECT TO COMPLETE THE MERGER?

A: HP and Compaq currently plan to complete the merger in the first half of calendar year 2002. However, we cannot predict the exact timing of the completion of the merger because the merger is subject to governmental and regulatory review processes and other conditions.

Q: WHAT IS THE STATUS OF THE ANTITRUST REVIEWS OF THE MERGER?

A: HP and Compaq have obtained all antitrust approvals necessary to complete the merger.

On March 6, 2002, the United States Federal Trade Commission (FTC) closed its review of HP's pending merger with Compaq Computer Corporation and that the waiting period under the Hart-Scott-Rodino Act has been terminated signaling that the FTC did not find any evidence to conclude that the merger creates business practices that will restrain competition.

On January 31, 2002, the European Commission issued a formal decision clearing the merger on the basis that it does not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the European Economic Area (as defined by European Community regulations) or in a substantial part of it.

On December 20, 2001, the Canadian Competition Bureau completed its review of the proposed merger and found no issues of competitive concern.

Q: HAS THE SECURITIES AND EXCHANGE COMMISSION APPROVED THE MERGER?

A: The Securities and Exchange Commission does not "approve" transactions. HP filed its registration statement on Form S-4, including a joint proxy statement/prospectus with respect to the merger, with the SEC and on February 5, 2002, the SEC declared HP's registration statement effective. This means that HP and Compaq may distribute the joint proxy statement/prospectus to shareowners of HP and Compaq in connection with the special meetings of shareowners that are being held by each company in connection with the merger.

Q: HAS HP AGREED TO CHANGE RETIREE HEALTH BENEFITS IN THE COMPAQ MERGER?

A: No. Coverage under any HP benefit plan is determined by the terms of the plan in question and not by the terms of the merger agreement. HP has not in any way agreed to change HP retiree health benefits in connection with the Compaq merger.

Susan Bowick, HP Vice President of Human Resources, provided the following clarification in a statement to retirees and employees filed with the SEC on February 21, 2002:

"When we have changed benefits programs in the past, we've thoroughly developed alternatives, agreed on the end goal and guiding principles, and communicated decisions well ahead of implementing them, once they have been made. This is how we will continue to handle any decisions around all HR programs going forward. Nobody will have to read about anything in the fine print of a proxy statement. That's not how we do business at HP."

Q: WHY ARE SELECT EMPLOYEES GETTING RETENTION BONUSES?

A: The success of the new HP will be determined in part by how effectively the new HP will be able to successfully create a unified workforce - including a management team - drawn significantly from the existing talent of HP. The retention program provides incentives to a group of employees considered critical to the completion of the merger, to the integration of the HP and Compaq, or to ongoing business operations. In addition, the program is designed to enable the participating employees to focus on ensuring the success of the merger, to minimize workforce disruption and to maximize the value of the combined company in the future.

For additional information about the retention program, please see the joint proxy statement/prospectus beginning on page 83.

Q: HOW MUCH MONEY WILL CARLY AND MICHAEL RECEIVE AS A RESULT OF THE MERGER?

A: Carly and Michael both declined to accept the right to participate in the retention program.

Q: WHAT WILL CARLY AND MICHAEL'S COMPENSATION PACKAGES BE IN THE NEW HP?

A: Negotiations regarding employment agreements for key Hewlett-Packard and Compaq executives will take place following completion of the merger.

HP's objective in designing these employment agreements is to align management incentives with shareowner interests. As such, HP's Board has reaffirmed that it will obtain new market information and further input from outside compensation experts to construct these compensation packages.

The compensation committees of HP and Compaq have had preliminary discussions regarding these agreements, but no terms have been finalized and substantial work needs to be done with respect to performance-based compensation.

HP's Compensation Committee includes Phil Condit, Chairman and CEO of Boeing, Sam Ginn, former Chairman and CEO of Vodafone and Walter Hewlett.

Q: DOES THE BOARD OF DIRECTORS GAIN SPECIAL COMPENSATION FROM THE MERGER?

A: No. Members of the HP Board of Directors, in their capacity as directors, will not receive any additional compensation based on the outcome of the merger.

Q: DOES THE MERGER INCLUDE A PLAN TO REMOVE CURRENT HP DIRECTORS?

A: Following the merger, five (5) directors of Compaq including Michael D. Capellas, the Chairman and Chief Executive Officer of Compaq, are expected to join the HP Board of Directors.

Because only two company executives will serve on the Board of Directors following completion of the merger, Bob Wayman, HP's VP of Finance & Administration and CFO, will step down from the Board. Eleven independent directors will also serve on the new Board.

SPECIAL MEETING QUESTIONS

Q: WHY IS HP HOLDING A SPECIAL MEETING FOR THE COMPAQ MERGER?

A: HP and Compaq Computer Corporation have entered into a merger agreement to combine their businesses through the merger of a wholly-owned subsidiary of HP, named Heloise Merger Corporation, into Compaq. We refer to this transaction as the "merger." Upon completion of the merger, Compaq will become a wholly-owned subsidiary of HP, and former shareowners of Compaq will become shareowners of HP.

In order to complete the merger, HP shareowners must approve the issuance of shares of HP common stock in connection with the merger and Compaq shareowners must approve and adopt the merger agreement and approve the merger. Each of HP and Compaq will hold a special meeting of its respective shareowners to obtain these approvals.

Q: WHEN AND WHERE IS THE HP SPECIAL MEETING?

A: The special meeting of HP shareowners will be held at 8:00 a.m., local time, on Tuesday, March 19, 2002, at The Flint Center, 21250 Stevens Creek Boulevard, Cupertino, California. Check-in will begin at 6:30 a.m. Please allow ample time for the check-in procedures. (Driving directions for The Flint Center are included at the end of these FAQs).

Q: HOW CAN I ATTEND THE HP SPECIAL MEETING?

A: You are entitled to attend the special meeting only if you were an HP shareowner or joint holder as of the close of business on January 28, 2002, or if you hold a valid proxy for the special meeting. You should be prepared to present photo identification for admittance. In addition, if you are a record holder or hold your shares through HP's TAXCAP or Stock Ownership Plan, your name will be verified against the list of record holders or plan participants on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to January 28, 2002, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the HP special meeting. The special meeting will begin promptly at 8:00 a.m. Check-in will begin at 6:30 a.m., and you should allow ample time for check-in procedures.

Q: IS THE SPECIAL MEETING DIFFERENT FROM THE ANNUAL MEETING? WHEN IS THE ANNUAL MEETING?

A: The special meeting is different from the annual meeting. At the special meeting, HP shareowners will be asked to consider and vote upon a proposal to approve the issuance of shares of HP common stock in connection with the Compaq merger. At the annual meeting, HP shareowners will be asked to consider and vote upon proposals relating to the election of directors and ratification of auditors, and conduct other routine business. No date for the annual meeting has been set. HP shareowners as of the record date for the annual meeting will be notified of the annual meeting and, following the filing of a definitive proxy statement for the annual meeting, will be sent proxy materials for the annual meeting.

               THANK YOU FOR YOUR INTEREST AND SUPPORT -- YOUR VOTE
                                 IS IMPORTANT!

                  PLEASE RETURN YOUR WHITE PROXY CARD OR VOTING
               INSTRUCTION CARD FOR THE HP SPECIAL MEETING TODAY

                         DIRECTIONS TO THE FLINT CENTER

From San Francisco:

-    Take 280 South to 85 South towards Gilroy.
-    Exit at Stevens Creek Blvd. (1st off-ramp).
- Turn East (left) onto Stevens Creek Blvd. (over freeway), then turn right onto Mary Ave. (2nd light).
- Upon entering De Anza College campus, bear right and follow signs to parking.
-    At stop sign turn left.

Parking is available in the parking structure on your right.

From San Jose:

-    Take 280 North to the De Anza Blvd. exit.
- Turn South (left) onto De Anza Blvd. and proceed to Stevens Creek Blvd., turn right onto Stevens Creek then left onto Mary Ave.
- Upon entering De Anza College Campus, bear right and follow signs to parking.
-    At stop sign turn left.

Parking is available in the parking structure on your right.

[maps on next pages]

                              [MAP OF FLINT CENTER]







                              [MAP OF FLINT CENTER]

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.